April 16, 2015

VIA EDGAR

Ms. Sheila Stout, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:           Forum Funds
(File No. 811-03023)

Dear Ms. Stout:

This letter is in response to comments provided by the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to certain filings made by Forum Funds, a Delaware statutory trust (the “Trust”), on behalf of each of its series (each, a “Fund” and collectively, the “Funds”). The comments were provided by you in a telephone conversation on Tuesday, March 3, 2015. For your convenience, your comments are set out below in bold text and each comment is followed by our response.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff does not foreclose the SEC from taking any action with respect to the Registration Statement; and (3) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the securities laws of the United States, except to the extent otherwise legally permissible.

Comment 1: Please confirm that the Semper Short Duration Fund series is closed. Please check EDGAR series and class information for such series and update the status as inactive.

Response: Registrant confirms that the Semper Short Duration Fund is closed and has updated the series and class information on the EDGAR website to appropriately reflect the status as inactive.

Comment 2: Please consider including in the principal investment risks a “Sector Risk” disclosure for applicable Funds. For Funds with sector investments consistently greater than 25%, identify the relevant sectors. Please note that “Sector Risk” is distinguishable from industry concentration.

Response: Registrant will include “Sector Risk” or “Focused Portfolio Risk” or other similar risk disclosure going forward, as appropriate, in the principal investment risks sections for applicable Funds consistent with the Staff’s comment in connection with future prospectus revisions, as part of the Registrant’s amended Registration Statement. Registrant notes that specific sector concentration may vary significantly from period to period as the investment process does not necessarily predict holdings by sector for each Fund series.

Comment 3: With respect to the series LMCG Global Market Neutral Fund and LMCG Global Multicap Fund, please be advised that the prospectus for such series does not have a stated policy to invest globally, but each Fund uses “global” in its name. Please consider if there should be a policy to invest globally (e.g., invest in at least three countries outside the United States and at least 40% of the assets of each Fund are invested outside the United States).

Response:  Registrant will consider adopting a non-fundamental policy with respect to the above-referenced Funds in accordance with SEC staff positions concerning the use of “global” in Fund names in connection with future prospectus revisions, as part of the Registrant’s amended Registration Statement.

Comment 4: With respect to the series LMCG Global Multicap Fund, please consider updating the principal investment strategies in the Fund’s prospectus to reflect that the Fund will not only invest in common stock, but also in the securities of other registered investment companies (“RICs”) and exchange-traded funds (“ETFs”). The Fund had approximately 33% of its net assets invested in ETFs as of the Fund’s March 31 fiscal year end.

Response:  Registrant respectfully declines the Staff’s comment with respect to the LMCG Global Multicap Fund. Although the Fund held a significant amount of ETFs in its portfolio as of the March 31, 2014 fiscal year end, this was intended to be temporary to ensure the Fund was more fully invested as the adviser searched for alternative investment opportunities. Registrant notes that, as of the September 30, 2014 semi-annual report for the Fund, approximately 4% of the Fund’s net assets were invested in ETFs, evidencing the adviser’s intent to reduce the Fund’s ordinary exposure to ETFs. Registrant notes further that the Fund’s principal investment risks section adequately discusses the risks of investments in RICs and ETFs.

With respect to the LMCG Global Market Neutral Fund, Registrant will consider updating the principal investment strategies in connection with future prospectus revisions, as part of the Registrant’s amended Registration Statement, to reflect that the Fund may invest in the securities of RICs and ETFs to the extent that the Fund’s exposure to such investments consistently reaches five to 10% of the Fund’s portfolio, consistent with the Staff’s comment and in consultation with the adviser.

Comment 5: With respect to the series MAI Dividend Plus+ Income Fund, please discuss supplementally what “income” in the name is intended to represent. Include in the discussion whether “income” is included in the name because of premiums from written options.

Response: The term “income” in the Fund’s name alludes to (i) income from dividends on the Fund’s equity holdings, (ii) revenue from writing options contracts, and (iii) interest on the Fund’s cash collateral.

Comment 6: With respect to the series Absolute Strategies Fund and Merk Hard Currency Fund, please be advised that the fee table for each Fund does not include acquired fund fees and expenses (“AFFE”), though the Funds held 9% and 13% of their net assets, respectively, in the securities of RICs and/or ETFs at the time of review. Please confirm that each Fund has less than one basis point in AFFE.

Response: Registrant confirms that the Merk Hard Currency Fund maintains less than one basis point in AFFE. With respect to the Absolute Strategies Fund, Registrant will revise the fee table consistent with the Staff’s comment.

Comment 7: With respect to the series Absolute Strategies Fund, the schedule of investments reflects that the Fund sold protection on a credit default swap. Please confirm that the Fund has segregated assets sufficient to cover the full notional amount. If so, consider including a footnote to the schedule of investments stating as much. If there is cash that has been segregated and there is a restricted cash balance, please separately identify as much in the statement of assets and liabilities.

Response:  Registrant confirms that the Fund has segregated assets sufficient to cover the full notional amount of the referenced transaction. Registrant will consider including an appropriate footnote in the schedule of investments, as applicable. Registrant will separately identify in the statement of assets and liabilities any restricted cash balance after appropriate segregation, as applicable.

Comment 8: In the Statement of Assets and Liabilities for each applicable Fund (specifically, the MAI Dividend Plus+ Income Fund, LMCG Global Market Neutral Fund, and LMCG Global Multicap Fund), please include a line below the total liabilities entitled “commitments and contingencies” in accordance with Section 6-04 of Regulation S-X. Please also include the parenthetical reference applicable to the Notes to Financial Statements discussing such commitments and contingencies.

Response: Registrant notes that this comment currently is not applicable to these Funds. Registrant will seek to include the referenced item and note to the extent that it is applicable to a Fund going forward, after consultation with the Fund’s auditors, counsel, and Fund management.

Comment 9: In the Management Discussion of Fund Performance for each applicable Fund, please note when Fund performance during the most recent fiscal year is impacted by derivatives. Please refer to the letter from the Division of Investment Management addressed to the Investment Company Institute dated July 30, 2010 (“Division of Investment Management Letter”) to ensure the disclosure aligns with the requirements of the Division of Investment Management Letter (i.e., complete and accurate disclosure of the use of derivatives in light of the Fund’s actual operations).

Response: Registrant will seek to include the requested disclosure going forward to the extent that it is applicable, after consultation with the Funds’ auditors, counsel, and Fund management. Registrant notes that the Division of Investment Management Letter only applies to funds whose performance was materially affected by derivatives or that are significantly invested in derivatives.

Comment 10: With respect to the Auxier Focus Fund, in the Management Discussion of Fund Performance, please note that the Fund only discusses performance for the second quarter. Please be advised that the Management Discussion of Fund Performance must address the entire fiscal year, including versus the Fund’s benchmark. As currently stated, the disclosure reflects that returns for that period outpace the benchmark but, for the full fiscal year, the Fund actually lags the benchmark. Please refer to Item 27(b)(7) in Form N-1A, which requires discussion of the full fiscal year.

Response: Registrant respectfully disagrees that the Management Discussion of Fund Performance only discusses the Fund’s performance during the second quarter and fails to discuss the Fund’s performance versus the benchmark. Nevertheless, going forward, Registrant will seek to include the requested disclosure after consultation with the Fund’s auditors, counsel, and Fund management.

Comment 11: In the Statement of Assets and Liabilities, please ensure that the Funds separately identify payables to trustees and officers of the Fund in accordance with Regulation S-X. Specifically, please ensure this is the case for the LMCG Global Market Neutral Fund, Merk Absolute Currency Return Fund, Merk Asian Currency Fund, Merk Currency Enhanced U.S. Equity Fund, and Merk Hard Currency Fund.

Response: Registrant will seek to include the requested item going forward, after consultation with the Funds’ auditors, counsel, and Fund management.

Comment 12: In the Schedule of Investments, please ensure that all funds with forward currency exchange contracts have disclosed the respective counterparties. Specifically, please ensure this is the case for the Absolute Strategies Fund, Beck, Mack & Oliver International Fund, Merk Absolute Currency Return Fund, Merk Asian Currency Fund, and Merk Hard Currency Fund.

With respect to the Schedule of Investments for the Beck, Mack & Oliver International Fund, please review Footnote J relating to an unfunded commitment of $1.6 million on an investment in a business development company. Please clarify whether the unfunded commitment is that of the Fund or whether the unfunded commitment is attributable to the underlying business development company.

Response: Registrant confirms that appropriate disclosures are in place with respect to applicable derivatives transactions, as required by the Financial Accounting Standards Board Accounting Standards Update No. 2013-01 Balance Sheet (Topic 2010) (“FASB ASU 2013-01”). Registrant notes that FASB ASU 2013-01 does not require disclosure of counterparties with respect to forward currency exchange contracts.

With respect to the Schedule of Investments for the Beck, Mack & Oliver International Fund, Registrant confirms that the referenced unfunded commitment is attributable to the Fund and is a commitment to buy the underlying business development company.

Comment 13: In the Fund’s Prospectus, please ensure that the net and gross ratios in the Financial Highlights agree with the Fees and Expenses Table. Specifically, please be advised that the net and gross ratios did not agree in the case of Beck, Mack & Oliver International Fund, Merk Currency Enhanced U.S. Equity Fund (Investor and Institutional classes) and the LMCG Global Market Neutral Fund (gross agreed, but net did not).

With respect to the Absolute Credit Opportunities Fund, the net ratio presented, as required by Form N-1A, must be inclusive of all fund expenses, including dividend and interest expenses, which are specifically excluded in the Fund’s prospectus.

Response: Registrant will continue to confirm the accuracy of the expense ratios in the Financial Highlights with the Fees and Expenses Table for each Fund going forward. To the extent that the Financial Highlights do not agree with the figures in the Fees and Expenses Table (e.g., if there exists a voluntary expense waiver or AFFE), Registrant will seek to include a footnote disclosing any discrepancy, as appropriate.

With respect to the Absolute Credit Opportunities Fund, Registrant submits that the net expense ratio disclosed in the Fees and Expenses Table is already inclusive of all fund expenses, including dividend and interest expenses, as required by Item 3 of Form N-1A.

Comment 14: In the Notes to Financial Statements, please consider revising the discussion relating to significant unobservable inputs to verify level three investments. The disclosure currently suggests that a significant change in unobservable inputs would similarly result in a significant change in fair valuation of an investment. Please make it clear that even a minor change in unobservable inputs may result in a significant change in fair valuation of an investment.

With respect to the series Auxier Focus Fund, Adams Harkness Small Cap Growth Fund, Absolute Credit Opportunities Fund, and Absolute Strategies Fund, please note the extent to which any contractual waivers agreed upon by the respective advisers are subject to recoupment and ensure that the amounts subject to such recoupment are identified by year (i.e., limited to three years) and included going forward.

Response: Registrant will seek to revise, or include, as applicable, the disclosures going forward, after consultation with the Funds’ auditors, counsel, and Fund management.

Comment 15: In the Shareholder Expense Example, for any Fund with less than six months of operations, please ensure that the actual calculation for expenses paid during the period are based on actual number of days during the six month period, as opposed to the hypothetical example, which may be based on the full number of days in the six month period.

Response: Registrant confirms that its current practice is consistent with the Staff’s comment and will seek to include the requested disclosure going forward, after consultation with the Funds’ auditors, counsel, and Fund management.

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If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

                               /s/ Zachary R. Tackett
                                   Zachary R. Tackett

     Stacy L. Fuller, Esq.
K&L Gates, LLP